300 North LaSalle Chicago, Illinois 60654

Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 12, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds

Jay Williamson

Jim Lopez

Brian Bhandari

Raj Rajan

Re:	Express Parent LLC

Registration Statement on Form S-1

(SEC File No. 333-164906)

Gentlemen:

Express Parent LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 7 to its Registration Statement on Form S-1 (“Amendment No. 7”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 11, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of Amendment No. 7 are enclosed, and have been marked to show changes from Amendment No. 6 to the Registration Statement on Form S-1 filed on May 11, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of Amendment No. 7. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 7.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

May 12, 2010

General Comments

1)	We refer you to your letter dated May 10, 2010 and your statements regarding the company to be formed and the signatories to the registration statement. Please confirm that:

•

Express, Inc. will file a post-effective amendment as soon as practicable after pricing and before closing expressly adopting the registration statement as its own registration statement for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect;

•	The post-effective amendment will be signed on behalf of Express, Inc. and Express, Inc.’s then current officers and directors, as applicable; and

•

A new signed and dated legality opinion will be filed with the post-effective amendment removing the qualifications, assumptions and limitations associated with your current opinion as they relate to the Reorganization or other matters.

Response: In response to the Staff’s comment, we confirm the undertaking of the Company to the Commission to cause Express, Inc. to file a post-effective amendment to the Registration Statement in order to adopt the Registration Statement as its own for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934. We also confirm the undertaking of the Company to the Commission to cause the post-effective amendment to be signed on behalf of Express, Inc. and Express, Inc.’s then current principal executive officer, principal financial officer/principal accounting officer and directors. The Company currently intends to file a post-effective amendment to the Registration Statement promptly following its conversion to a corporation and in any case prior to closing.

The Company has included comprehensive disclosure in the Registration Statement disclosing its conversion to a corporation immediately following the effectiveness of the Registration Statement. The Company does not believe that disclosing the fact that the conversion has actually occurred would be material because the Company has already disclosed to investors the fact that the conversion will occur immediately after effectiveness. In addition, the Company has included disclosure in the Registration Statement regarding the pro forma effect of the conversion and the Company’s capital structure following conversion. The Company’s post-effective conversion is similar to an offering where entities are merging with the issuer post-effectiveness, but prior to closing, or where preferred stock is converting to common stock post-effectiveness, but prior to the pricing. Under those circumstances, an issuer would normally not alert investors once that merger or conversion has taken place since the fact that the merger or conversion will happen is fully disclosed in the applicable offering documents. As a result, the Company does not believe that there will be any material changes to its disclosure in the Registration Statement and intends to include only the cover page and

Securities and Exchange Commission

May 12, 2010

Part II to the Registration Statement in the Company’s planned post-effective Registration Statement. Similarly, the prospectus filed by the Company under Rule 424(b) will be the prospectus included in Amendment No. 7 because that prospectus currently anticipates, and contains comprehensive disclosure regarding, the conversion.

We confirm that a new signed and dated legality opinion from Kirkland & Ellis LLP will be included in the post-effective amendment that will not contain the qualifications, assumptions and limitations associated with our current opinion as they pertain to the Reorganization and other applicable matters of fact that have occurred prior to the delivery of the opinion.

2)	We note that your current legality opinion is addressed to Express, Inc., an entity that has yet to be formed. Please advise us why you believe it is appropriate for the validity opinion to be addressed to an entity that is not the registrant or formed as of the date of the opinion.

Response: We have revised our legality opinion to be addressed to Express Parent LLC and dated as of today’s date. We have also included a clause in our opinion that states that following the date of the conversion, the opinion shall be deemed to be addressed to Express, Inc. In addition, we note to the Staff that, upon conversion of Express Parent LLC to a Delaware corporation named Express, Inc., Section 265 of the General Corporation Law of the State of Delaware provides that:

•	Express, Inc.’s existence will be deemed to have commenced on the date that Express Parent LLC was formed;

•	the conversion will not affect the obligations or liabilities of Express Parent LLC prior to its conversion to a corporation;

•	for all purposes of the laws of the State of Delaware, Express Parent LLC and Express, Inc. will be deemed to be the same entity;

•	all of the rights, privileges and powers of Express Parent LLC will remain vested in Express, Inc.; and

•	all debts, liabilities and duties of Express Parent LLC may be enforced against Express, Inc. to the same extent as such could have been enforced against Express Parent LLC.

Accordingly, we believe that the rights of Express Parent LLC under the legality opinion issued by us today will continue and be vested in Express, Inc. after the conversion.

We also note that, pursuant to the Company’s response to comment 1 above, we will file an additional legality opinion with a post-effective amendment following the conversion that will remove the assumptions described above. This opinion will be addressed to Express, Inc., which will have been formed by that time, which we respectfully submit should resolve any of the Staff’s concerns regarding the rights of Express, Inc. with respect to that opinion.

Securities and Exchange Commission

May 12, 2010

3)	We note your response to comment two from our letter dated May 6, 2010. It is unclear how the phrase “in connection with its investment” affects the parties, and it is unclear to what extent Golden Gate may use your non-public financial information for its own investments, in, for example, you. Please advise us of the scope and meaning of the phrase. In so doing, it may be helpful to provide a list of examples of permitted and prohibited uses pursuant to this clause so that we may better understand its scope.

Response: The Company respectfully submits that the phrase “in connection with its investment” in Section 4(a) of the Stockholders Agreement refers to the decisions made by any investor in the ordinary course of holding securities in another company. These include decisions regarding matters submitted for a stockholder vote and decisions regarding whether to hold or sell the stockholder’s securities. The phrase does not refer to any other investments or businesses of the stockholders other than their investment in the Company, and therefore the parties to the Stockholder Agreement are prohibited from using confidential information in that manner. Limited Brands has acknowledged in Section 5(g) of the Stockholders Agreement that it is aware of its obligations under federal securities laws with respect to the use of material non-public information, and will be subject to trading black-out periods in the same manner as the Company’s officers and directors are restricted by the Company’s insider trading policy. Golden Gate has expressly agreed in the last sentence of Section 4(b) of the Stockholders Agreement that neither Express Investment Corp. or Golden Gate Private Equity, Inc. will disclose any other confidential information to any portfolio company of Golden Gate Private Equity, Inc. In addition, Golden Gate has supplementally confirmed to the Company that they are aware of their obligations under federal securities laws with respect to the use of, or communication to any person under circumstances where it is reasonably likely that such person will use or cause any person to use, any such material non-public information in contravention of the Exchange Act or any of its rules and regulations, including Rules 10b-5 and 14e-3. The Company believes that its disclosure in the “Certain Relationships and Related Parties” Section of the Registration Statement clearly describes the confidentiality obligations under the Stockholders Agreement, and therefore does not believe that additional disclosure is necessary.

Securities and Exchange Commission

May 12, 2010

Financial Statements

Notes to Consolidated Financial Statements

Note 17 - Subsequent Events. F-41

4)	Please revise to disclose the pertinent details regarding the Conversion Agreement dated May 10, 2010 (i.e. Exhibit 2.3). Among other details, ensure to disclosure that you will be converting from an LLC to a C corporation after your offering is declared effective but prior to the sale of any shares related to your offering.

Response: The Company has revised the subsequent event footnote on page F-41 of the Registration Statement to include the disclosure requested by the Staff.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Matthew C. Moellering

Express Parent LLC

William R. Burke

Kirkland & Ellis LLP

Marc D. Jaffe

Latham & Watkins LLP